MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 2, 2009

3.	News Release

A news release dated February 2, 2009, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on February 2, 2009 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 2, 2009, TransGlobe announced a production update, announcing that total Company production had reached 9,500 barrels of oil per day.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 3, 2009

TRANSGLOBE ENERGY CORPORATION’S
PRODUCTION REACHES 9,500 BARRELS OF OIL PER DAY

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 2, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide an update on recent production increases and drilling activities on its Hana West field at West Gharib in the Arab Republic of Egypt.

Corporate Production Update

  Total Company production today surpassed 9,500 barrels of oil per day (“Bopd”) with the addition of the recently drilled Hana West #3 well.
  Oil production averaged 7,680 Bopd during the month of January. TransGlobe exited the month at over 9,000 Bopd.
  Production from the Company-operated West Gharib Concession in Egypt increased to 4,170 Bopd in January with the additions of Hana #18 for the full month at 660 Bopd and six days of production from Hana West #2 at month-end. Total production from the West Gharib fields currently stands at over 6,200 Bopd, an increase of 107 percent from the total field rate at the time of the initial acquisition of the West Gharib properties in September 2007.
  TransGlobe’s assets in Yemen produced an average 3,510 Bopd during January. Production was curtailed from Block S-1 due to a gas injection compressor failure and unscheduled export pipeline outages. This reduction was partially offset by production increases from Block 32. Compressor repairs on Block S-1 are expected to be completed during February, which should restore an estimated 1,000 Bopd (250 Bopd to TransGlobe) currently shut in.

Hana West Field

Production Update:
Hana #18 (discovery well) – producing 660 Bopd from the Asl A zone with a pump jack.
Hana West #2 – producing 2,020 Bopd from the Asl B zone with a rented jet pump.
Hana West #3 – completed and on production February 2, 2009 from the Asl B zone at an initial rate of 300 Bopd with a progressive cavity pump.

Drilling Update:

Hana West #4 was drilled as a step-out appraisal well to the west of the Hana #18 discovery well. The primary targets in the Asl A & B zones were faulted out at the Hana West #4 location. However, two new potential zones (25 feet and 10 feet potential net pay respectively) in the lower Asl C zone were encountered. The Hana West #4 well will be cased as a potential multi-zone oil discovery in the lower Asl C. It is expected that production testing will occur over the next three to four weeks.

The next Hana West appraisal well, Hana West #5, will target an extension of the pool approximately 500 meters northwest of Hana West #3.
The drilling rig will be moved to drill Hana #19, a water injection well for the Hana pool waterflood. Hana West #5 will follow Hana #19.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com